EXHIBIT 99.1

Statoil ASA: Announcement of dividend per share for the first quarter 2017 in NOK

Statoil (OSE: STL, NYSE: STO) announced 4 May 2017 dividend per share of USD 0.2201 for first quarter 2017. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 10 August 2017, in total seven business days.

Average Norges Bank fixing rate for this period was 7.9482. First quarter 2017 dividend per share is consequently NOK 1.7494.

Under the two-year scrip dividend programme ("Scrip Dividend Programme") approved by the Annual General meeting 11 May 2017, shareholders will have the option to receive dividend in newly issued dividend shares. The subscription period for first quarter 2017 shall commence on 28 August 2017 and end on 8 September 2017. Further information about the Scrip Dividend Programme will be published in due course.

Cash dividend (net of any costs of newly issued dividend shares elected under the Scrip Dividend Programme) will be paid to shareholders on Oslo Børs on or around 22 September 2017 and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange on or around 25 September 2017.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.